MOL Plc.
Finance

RECEIVED

2007 APR 18 A 8:43

6th April, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07024405

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

DOCUMENTS FOR THE ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING OF MOL HUNGARIAN OIL AND GAS PLC.

TO BE HELD ON APRIL 26, 2007

Date of the AGM: April 26, 2007, 10 a.m.

Venue of the AGM: Danubius Thermal & Conference Hotel, Helia

Dear Shareholder,

The Annual General Meeting of the Company was convened by the Board of Directors of MOL Nyrt. for April 26, 2007, 10 a.m., whose agenda is contained in the announcement published as stipulated in the by-laws. The announcement was published on 26 March 2007 on the homepages of Budapest Stock Exchange and MOL.

Agenda items of the Annual General Meeting:

1. Closing the business year 2006:

   - Report of the Board of Directors on the 2006 business operation as prescribed by the Act on Accounting, presentation of the proposal for the financial statements (parent company and consolidated in compliance with International Financial Reporting Standards as adopted by the European Union ("IFRS")) and distribution of profit after taxation.
   - The auditor's report on the 2006 report, closing statement
   - Report of the Supervisory Board on the 2006 reports and the proposal for the distribution of profit after taxation.
   - Decision on the 2006 financial statements of the company as prescribed by the Act on Accounting (parent company and consolidated in compliance with IFRS), distribution of profit after taxation, amount of dividend.
   - Decision on the approval of the corporate governance declaration

2. Appointment of the auditor and determination of its remuneration as well as the material elements of its engagement

3. Authorization of the Board of Directors to acquire treasury shares

4. Appointment of the members of the Board of Directors, determination of their remuneration

5. Appointment of the members and employees' representatives of the Supervisory Board, determination of their remuneration

6. Amendments of the Articles of Association

   - The amendment of the articles related to the dismissal of the members of the Board of Directors
   - Cancellations, amendments of certain articles regarding the „B" series shares
   - Amendments to the article relating the Company Act

The brochure contains an English language translation of the original proposals and information in accordance with the items on the agenda. The purpose of documents prepared for the General Meeting is to promote a better orientation of the particular items on the agenda and to provide information for the shareholders regarding the questions to be discussed at the General Meeting.

Technical remarks

Registration

The shareholders shall be registered at the place of the General Meeting between 8.30 a.m. and 9.45 a.m. when the registration in the share register shall be checked on the basis of the shareholders' identification cards or, in the absence of such, other documents proving personal identity; in case of legal entities and/or in case of a shareholder not being present in person, a personal proxy made out in the name of the proxy holder and document proving personal identity of such proxy holder must be presented. Following it the audience register shall be written then the voting machines entitled to a pre-determined number of votes shall be delivered on basis of registered shares. It is essential that a proxy should expressly entitle its holder to participate at the annual general meeting of MOL Plc, to be held on April 26, 2007, as a general proxy will be deemed insufficient. The proxy should contain the following particulars:

- name, number of the identification card and signature of the authorizing principal, and, in case of legal entities, the name and corporation authorized signature of the legal entity;
- name, number of identification card and permanent address of the proxy-holder;
- name and address of witnesses;
- in case of legal entities, certification of the representation power of the individuals signing the proxy.

In addition, we also draw the attention of our shareholders that according to the provision of the Articles of Association shareholders may only practice their rights to vote in case they declare in writing whether they, either alone or together with other shareholders belonging to the same shareholder group, hold at least 2% of the Company's shares, together with the shares regarding which he asks for registration (the 2% declaration) at the time of their registration in the Share Register. If the shareholder holds at least 2% of the Company's shares, the shareholder is obliged to report the composition of the shareholder group specified under Articles 10.1.1 and 10.1.2 of the Articles of Association. Pursuant to the Articles of Association if a shareholder asking for registration fails to comply herewith, or in case there is a reasonable ground to assume that a shareholder made false representation regarding his or her actual shareholding or the shareholding of his or her shareholder group , or in respect of the composition of the shareholder group; the Board of Directors is entitled to suspend the voting rights of such shareholder, in which case the voting right of the shareholder cannot be exercised until full compliance with the above requirements.

Method of voting

The Board of Directors recommends machine voting to be used at the general meeting, regarding which detailed information shall be provided on the spot. The general meeting shall first decide on the approval of the machine-based electronic voting system, then elect the keeper of the minutes, the certifiers of the minutes with the official vote counters.

Item No. 1

Report of the Board of Directors on the Business Activity of 2006

Management Discussion and Analysis

Financial highlights

In 2006, operating profit increased by HUF 90.4 bn, to HUF 394.8 bn. Operating profit excluding the one-off gain of HUF 82.6 bn on the gas transaction and the profit of the subsidiaries sold in this transaction (Wholesale and Storage) grew by 8%, from HUF 290.2 bn in 2005 to HUF 312.6 bn in 2006. Previous years' investments put us in a good position to benefit from the favourable industry environment, while efficiency improvements in all businesses also supported EBIT growth. Net profit attributable to equity holders of the parent grew by HUF 84.6 bn to HUF 329.5 bn in 2006, reflecting the strong operating performance of our key businesses, and the gas transaction gain.

- **Exploration & Production** operating profit increased by HUF 15.0 bn to HUF 120.4 bn in 2006, due to a 2% increase in average daily hydrocarbon production, higher crude oil prices and a stronger USD against the HUF.
- **Refining & Marketing** contributed an operating profit of HUF 169.0 bn, down by 4% compared to 2005. Higher sales volumes, stronger USD and efficiency improvements partially compensated the weakening crack-spreads in 2006.
- **Natural Gas** operating profit increased by HUF 59.2 bn to HUF 109.6 in 2006, due to a combined result of gas transaction gain, the lack of profit from subsidiaries sold in this transaction and the improvement in the result achieved in transmission. **Gas Transmission** operating profit grew by HUF 2.3 bn to HUF 29.6 bn in 2006, mainly due to higher transmission tariffs and the excess capacity fee.
- In 2006, the **Petrochemical** segment's operating profit increased to HUF 23.3 bn against HUF 19.1 bn in 2005 thanks to previous years' investments and efficiency improvements, which allowed us to benefit from the improving integrated petrochemical margin.
- In 2006 MOL started a new **efficiency improvement** program with a target of USD 285 million. Compared to the planned 63%, MOL reached 79% of its efficiency improvement target by the end of 2006, mainly due to the outperformance of Refining and Marketing and Corporate segments. Group **closing headcount** decreased by 5.5% year-on-year, from 14,660 to 13,861.
- **Capital expenditure** and investments were HUF 187.2 bn in 2006, compared to HUF 236.7 bn in 2005. Capital expenditure in 2005 included the Shell Romania acquisition and the cushion gas transaction, while 2006 saw the acquisition of the 100% stake in a Russian upstream company (BaiTex). Net cash at the end of December 2006 was HUF 187.8 bn, while net cash to the sum of net debt and total equity was 17.3%.
- **Operating cash flow** before changes in working capital grew by 14% to HUF 452.1 bn. Including working capital changes and corporate tax paid, operating cash flow increased by 88% to HUF 529.5 bn.

Overview of the Business Environment

International, regional and domestic economic trends significantly influenced MOL's operational and financial performance in 2006. During the year, the average Brent price increased significantly, by 19.4% in USD terms to 65.1 USD/bbl. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 61.4 USD/bbl, up by 20.6% compared to 2005 (50.9 USD/bbl). Average FOB Rotterdam gasoline and gas oil prices increased by 16% and 12%, respectively. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 4.0%, while the gas oil crack spread decreased by 10.8% compared to 2005.

The consolidation of the oil and gas industry in our region continued. MOL also examined several acquisition opportunities. Maintaining the 15% ROACE target is considered as the top priority among our strategic goals. Therefore, even at the time of record cash flows and strong balance sheet, we maintained our disciplined approach to capital investments, especially as the stock market favours only the value enhancing deals. The share price of some of our regional peers underperformed, as a consequence of the perceived value destructive nature of theirs latest acquisitions.

Average consumer-price inflation in Hungary was 3.9% in 2006, compared to 3.6% in 2005. In Slovakia, average consumer-price inflation worsened, was amounting to 4.5% against 2.7% in 2005. The Hungarian Forint weakened against the US Dollar: the average exchange rate in 2006 was 1 USD = 210.5 HUF (1 USD = 199.7 HUF in 2005). The Forint also weakened (6.5%) against the Euro in 2006. During the year, the Slovak Crown strengthened further by 3.6% against the EUR continuing the 2005 trend. The rate of Hungarian GDP growth in 2006 was 3.9%, compared to 4.2% in 2005, while GDP growth in Slovakia was 8.3% in 2006 (6.0% in 2005). Across our region, demand for motor gasoline was close to the previous year's level, while demand for motor gas oil increased by 6% in 2006.

With regards to the Hungarian natural gas transmission tariff, the asset proportional profit enforceable on the regulated activity decreased to 6.9% in January 2006 from the previous 8.5%. However, there was an increase in the acknowledged asset base and its higher depreciation has been acknowledged as well. MEH (Hungarian Energy Office) issued odourization tariffs for the period of July 1st 2006 to June 30th 2007. During the tariff change of July 2006 the capacity fees decreased minimally. Turnover fee increased by 6.5%, compensating the increase in gas cost due to gas price and the increase in pressure increase fee.

The Company pays a mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary at a basic rate of 12.6%. Pursuant to the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 increased, in line with a formula set by the law, from 64% in 2005 to 75% in 2006, due to an increase in the import price. The Exploration and Production segment paid a HUF 90.0 bn supplementary royalty in 2006. The rate of the mining royalty on this gas, assuming a lower increase in gas prices than the increase in the acknowledged cost, will gradually decrease as per the predetermined formula until it reaches close to 12%, modified from 2006 with a multiplier of 1.02-1.05 as per the agreement signed between MOL and the Minister of Economy and Transport. This bilateral agreement determines the royalty payable by MOL on Hungarian hydrocarbon production from the existing fields until 2020.

Key financial data by business segments (in HUF million)

NET SALES REVENUES	2006	2005
Exploration and Production	389,611	289,497
Refining and Marketing	2,331,254	1,767,374
Natural Gas	368,195	661,761
Petrochemicals	451,248	355,697
Corporate and other	103,034	97,258
TOTAL	**3,643,342**	**3,171,587**

NET EXTERNAL SALES REVENUES[1]	2006	2005
Exploration and Production	162,350	30,650
Refining and Marketing	2,006,863	1,499,912
Natural Gas	359,934	641,331
Petrochemicals	355,856	275,961
Corporate and other	6,058	7,310
TOTAL	**2,891,061**	**2,455,164**

OPERATING PROFIT[2]	2006	2005
Exploration and Production	120,440	105,374
Refining and Marketing	169,028	176,987
Natural Gas	109,620	50,415
Petrochemicals	23,285	19,114
Corporate and other	(45,090)	(41,788)
Inter-segment transfers	17,530	(5,666)
TOTAL	**394,813**	**304,436**

[1] Net external sales revenues include only sales to third parties outside the Group.

[2] The operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The subsidiaries of Corporate segment provides maintenance, insurance and other services to the business segments. The internal transfer prices are based on prevailing market prices, the gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

Sales, Operating Expenses and Operating Profit

In 2006, Group net sales revenues increased by 18% to HUF 2,891.1 bn, primarily reflecting increased average selling prices and sales volumes of refining products. Other operating income in 2006 reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business.

The value of raw materials and consumables used increased by 16%, slightly below the growth rate of sales. Within this, raw material costs increased by 30%, primarily as a result of the sharp increase in crude oil import prices and the increased quantity of import crude oil processed. Cost of goods sold decreased by 6%, as the comparative period contained the full contribution of the disposed gas business, and as a result of higher prices of import crude oil and oil products sold during the period. The value of material-type services used increased by 13% to HUF 125.3 bn.

Other operating expenses increased by 28% to HUF 278.4 bn, mainly due to a HUF 57.0 bn increase in the royalty payment.

Personnel expenses for the period increased by 2%, including an average salary increase of 5%. In addition, the comparative period includes a HUF 2.2 bn one-time severance payment redemption cost. MOL Group closing headcount decreased by 5.5%.

Of production costs incurred in the period, HUF 13.3 bn is attributable to the decrease in the level of finished goods inventory and work in progress, as opposed to the increase of HUF 55.7 bn in 2005.

The work performed by the enterprise and capitalised increased by 2%, amounting to HUF 25.4 bn and HUF 25.0 bn in 2006 and 2005, respectively, mainly due to the continuous high level of exploration activity.

Exploration and Production Overview

The Exploration and Production segment's operating profit was HUF 120.4 bn, 14% higher compared to 2005. The main drivers of the profit improvement were the rising oil prices (Brent oil price rose by an average 19 % year-on-year), favourable exchange rate development (USD gained 5% against HUF), a 7 % growth in Hungarian gas production volumes and further efficiency improvements.

Segmental operating revenues increased by HUF 98.1 bn, mainly due to an increase in sales prices. Hungarian crude oil transfer prices (average) increased by 27% and Hungarian natural gas transfer and sales prices (average) increased by 41% compared to 2005.

Operating expenditures were HUF 83.0 bn higher year-on-year in 2006, mainly due to various price-linked taxes (the extra mining royalty on Hungarian natural gas production, Russian export duty). Of the total amount of the Group royalty increase (HUF 57 bn), the royalty paid by MOL Nyrt., related to the Hungarian production increased by HUF 52.6 bn to HUF 124.4 bn in 2006 compared to HUF 71.8 bn in 2005. The supplementary gas royalty within this amount was HUF 90.0 bn in 2006, HUF 39.6 bn higher than in 2005.

The Group has performed an impairment test on upstream assets and recorded a subsequent impairment of HUF 7.3 bn on certain suspended and depleted fields in 2006. At the same time, impairment of HUF 0.6 bn recorded in 2005 was reversed.

MOL Group's unit cost of hydrocarbon production decreased to 3.2 USD/boe in 2006, from the 3.4 USD/boe in 2005. The main cause of the decrease in the unit cost was the weakening of HUF against USD.

Production

In 2006, the average daily net Hungarian oil and natural gas production was 75.7 th boe, compared to 73.3 th boe in 2005. We applied the Enhanced Oil Recovery (EOR) method at 7 fields, representing 16.8% of total Hungarian crude oil production (0.1 Mt).

Gross Hungarian crude oil production (without condensate) fell by 3.1 % to 0.9 Mt in 2006, compared to the previous year. Hungarian natural gas production (net dry) was 3.0 bn m^3 in 2006, up 6.5% year-on-year: the effects of the drop in reservoir pressure caused by the exploitation and the increase in water production of the fields were compensated by the production from the Hosszúpályi gas-field and from the Szőreg-1 gas cap reservoir (from Q4 2005).

Joint production with our partner, Russneft, at the ZMB field continued in 2006. MOL's share of the crude oil production of the field reached 1.3 Mt (26,047 bbl/day), a 4.5 % decrease compared to the previous year.

On 28 December 2006, MOL acquired 100% stake in BaiTex LLC, which owns the license to the subsoil under the Baituganskoye oil producing field located in the Volga-Ural region of Russia. According to the reserve audit (prepared in line with SPE guidelines) as of December 31, 2005, the field had 66.7 million barrels of proven and probable reserves. Current production amounts to 1,800 bbl/day. USD 260-265 million will be spent on field development and abandonment, which may increase daily production, according to our estimation, up to approximately 14,000 barrel by 2014.

Exploration

At the end of 2006, the Group held 27 exploration blocks in Hungary with a total area of 31.900 km^2. An extension of the 129. Békéscsaba and 131. Baja exploration blocks permits were underway at the end of 2006 (2.167 km^2). Of the 13 territorial permits for exploration which expired in 2006, 11 were extended, with the remaining 2 permit extensions underway.

In 2006, we continued with our foreign exploration projects in Pakistan, Kazakhstan and Yemen, and have started new projects in Oman and Russia.

MOL Pakistan has been active in Pakistan since 1999. As an operator of the TAL Block Joint Venture, MOL Pakistan discovered significant gas reserves at Manzalai, located near the Afgan border, in 2002. In order to evaluate the potential of the discovery, an Early Well Test (EWT) was conducted. Commencement of gas deliveries started from January 2005 at Manzalai discovery. The appraisal of the Manzalai Field was completed in March 2006 and

commercial discovery was declared to the Government of Pakistan on 24th March 2006, which was approved by Government on 6th November 2006. The Manzalai Field Development Plan involving an installation of a 250-300 MMSCFD gas facility was submitted to the Government on 23rd September 2006 and approved on 11th January 2007 when the Manzalai Development & Production Lease was granted. The production from Manzalai-1 well was 48,6 MMSCF gas and 468,1 bbls condensate per day on average in 2006.

Following an extensive seismic campaign, drilling of another exploratory well at Makori resulted in a further oil and associated gas discovery in January 2005. The Makori-1 exploration well, capable of producing around 1600 barrel/day of condensate and 21 MMSCFD gas on average, has been on test production since January 2006. The appraisal of Makori field is expected to be done during 2007-2008. Depending on the result, the field's Declaration of Commerciality will be submitted. During 2006, MOL Pakistan drilled three more exploration wells in the Sumari, Kahi and Mamikhel areas in addition to the development wells in the Manzalai discovery area. Unfortunately, while Manzalai-3 was a further success, the results at Sumari and Kahi were not encouraging. The drilling of the Mamikhel and Manzalai 4 wells (started in 2006) will be ongoing during 2007.

In 2006, MOL signed Petroleum Concession Agreements with the Islamic Republic of Pakistan on two further exploration blocks. Margala and Margala North Blocks, covering an area of 1,387 and 1,562 km^2 respectively, are situated in the eastern part of the productive Potwar Basin of northern Pakistan, in the vicinity of Islamabad. In line with expectations, similarly promising geological structures exist as in case of producing fields in the environs of the block. 100% of the blocks is currently owned by MOL, but in the near future MOL Pakistan, as per the requirement of the agreement, shall involve local Pakistani qualified partner(s) to take up a minimum of a 15% share in both blocks on a ground floor basis. The planned work programmes for the two blocks are similar, including a 200 km 2D seismic acquisition with the opportunity of drilling an optional exploration well in the third year. The exploration budget commitment for the first two years programme is USD 2.1 million for each block.

With a 27.5% stake MOL is the operator of the Fedorovsky exploration block in Kazakhstan. The targets of operation are structures of significant sizes in line with the neighbouring giant and middle sized fields /Karachaganak and Chinarevskoye/. However, from a geological point of view, this is a difficult and high risk area. To date, we have drilled two wells in the Block. Due to the high depth and extremely challenging drilling conditions so far we were not able to get test results and confirm commercial quantity of hydrocarbons at the first two prospects (Zhaik, Zharsuat). New 3D was necessary to clarify the potential of the Western part of the block. The next steps regarding the Zhaik structure will be decided following the interpretation of this 3D, which is expected in Q4 2007. Our focus in 2007 will be the northern part of the block. Based on the results of a large new 3D seismic program run in 2006, a decision was made regarding the drilling of a third wildcat to clarify potential of this structure, which will be spudded in the second half of 2007.

In connection with the Yemeni Block 49, a cooperation contract was signed with CCC (Consolidated Contractors) in 2006, handing over the operation function to the new majority partner with no further financial exposure for MOL. CCC acquired a 75 % stake in the project and committed itself to engage an additional exploration drilling at its own expense. There was not found commercial quantity of hydrocarbons till December 2006, so with no further work or financial commitment, MOL resigned from the exploration of the block at the end of December 2006.

At the Yemeni Block 48, the work program was extended with additional seismic acquisitions with the aim of reducing geological risk. Given the delay in this activity, MOL requested an extension of the exploration period which was granted by the Yemeni authorities. In December 2006, the work program was launched with two exploratory drilling.

MOL acquired 100% stake in NWOG-MOL Ltd, which owns the exploration license of the Surgut-7 block in Western-Siberia. The block is located approximately 10 km from the ZMB

oil field. The proximity of the surface facilities may provide significant synergies in case of a discovery. From the current exploration period there are 4 years left, the work program requirement is 300 km 2D seismic acquisition and the drilling of one exploration well. The production license is valid till 2030.

MOL acquired a 100 % share of in the Oman 43B Block and gained an operator role in June 2006. We set up our Branch Office in Muscat in September 2006 to manage and coordinate our local activities. The first exploration phase has a duration of 3 years which can be extended by one or two additional periods of three years. The work programme of the first phase includes surface geological mapping, reprocessing of the existing 2D seismic survey, performing, processing and evaluating a new 2D seismic survey and drilling an optional exploration well. The process of collecting, systematizing the data (geology, maps, seismic sections, etc.), and turning it into a database was completed in 2006. The primary ground geology mapping operations were finished by the end of 2006. We raised the scale of seismic reprocessing to 1,200 km and are planning to acquire and process an additional 1,200 km of new 2D seismic.

According to our reserve review, total gross proved developed and undeveloped reserves of the MOL Group at December 31, 2006 were 331.5 Mboe, consisting of 33.6 billion m^3 (222.9 Mboe) of natural gas (including condensate and gas liquids) and 15.1 Mt (108.6 Mboe) of crude oil. The gross proved developed and undeveloped reserves at December 31 2005 were 290,0 Mboe, consisting of 27.5 billion m3 (189.2 Mboe) of natural gas and 13.6 Mt (100.8 Mboe) of crude oil. In 2006 the gross proved reserves increased by 65.3 Mboe due to considering the reserves of the Croatian National Oil Company (INA) proportionally to MOL's share (25%+1 vote shareholding). The data about INA reserves are based on INA's year-end 2005 reserves (adjusted for known extensions, new discoveries, revisions and other related information) with adjustments to conform them to MOL's reserve policy and provided for estimated 2006 production.

In Hungary, the new findings and field extension increased MOL's gross proved reserves by 0.8 Mboe, which means 0.7 Mboe growth in MOL's net reserves. The revaluation of reserves increased the gross proved reserves by a further 6.1 Mboe. Despite of this fact, the Hungarian net reserves (decreased by the volumes covering the royalty payments) decreased by 15.0 Mboe due to revaluation as a consequence of increased extra royalty on natural gas caused by higher re-selling gas fee. The annual production in 2006 reduced our gross proved reserves by 27.7 Mboe, it means 15.5 Mboe decrease in the net reserves.

During 2006 a new independent reserve audit was carried out by DeGolyer and MacNaughton to determine the actual recoverable reserves of the ZMB field at 31 December 2005. According to this audit, the 2005 year-end gross proved reserves of the ZMB field were 104.5 Mbbl, confirming the result of the previous year-end audit. Consequently, MOL's share of gross proved reserves, taking into account the 9.5 Mbbl production in 2006, was 43.1 Mbbl as of 31 December 2006.

Refining and Marketing Overview

Refining and Marketing operating profit decreased by 4.5% to HUF 169.0 bn in 2006, mostly due to lower crack spreads. Higher sales volumes, stronger USD and efficiency improvement partially compensated for the weakening crack-spreads in 2006.

In 2006, we processed 12.5 Mt of crude oil, compared to 12.4 Mt in the previous year (an increase of 0.9%). The Hungarian processing volume of 6.9 Mt decreased by 1.3 % compared to 2005. The proportion of Hungarian crude oil processed at the Duna Refinery continued to fall in line with the trend seen in previous years, amounting to 12.4 % (13.0 % in 2005), while the volume of processed imported crude oil was nearly at base level. Slovnaft processed 5.6 Mt of imported crude oil representing growth of 3.7 % on 2005.

Aggregate refinery product sales volumes were 12.1 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment),

compared to 11.8 Mt in 2005. Given our main aim of profit optimization, we focused on key markets.

Our Hungarian refinery product sales increased by 0.5 Mt, mainly due to increased sales of higher value products such as diesel (0.4 Mt) and gasoline (0.1 Mt), while fuel oil sales declined by 21% year-on-year in 2006. Our sales in Slovakia increased by 6% (0.1 Mt), also supported by higher diesel volumes. Our exports decreased from 6.1 million tons to 5.8 million tons mainly due to an 18% decline (-0.3 Mt) in gasoline sales, and lower bitumen sales.

Despite the high prices in 2006, motor fuel demand across the region increased significantly as a result of the higher gasoil demand, which was supported by the strong economic growth and intensive infrastructural investments.

Hungarian motor fuel demand increased by 12%, while MOL motor fuel sales increased by a considerably higher degree thanks to new customer acquisitions. This increase was also supported by the lower product import caused by several factors (unplanned shutdown at regional competitors, limited navigability of the river Danube in certain periods, strict custom control at the Eastern border to prevent smuggling of motor fuels from the Ukraine), moderating the import pressure on the market. Hungarian consumption of motor gasoline grew by 6% in 2006, while our sales increased by 12%. Consequently, our refinery coverage rose by 4 percentage points. Diesel consumption in Hungary grew by nearly 16% year-on-year, with an increase in MOL sales of 20%. As a result, MOL recorded a 3 percentage points higher refinery coverage.

In Slovakia, motor gasoline demand increased by 5%, while our motor gasoline sales eroded by 3%, as hypermarkets increased their imports. Diesel demand in Slovakia grew by 16% with MOL sales up 9% year-on-year in 2006, leading to lower refinery coverage. Beside our considerable sales volumes in Hungary and Slovakia, our diesel sales in the region remained at base level.

In 2006, the volume of petrochemical feedstock supplied to the Petrochemical segment remained stable at 2,500 kt in 2006 over the previous year (2,515 in 2005). Of this, naphtha was 1,841 kt and chemical gasoil 158 kt (1,476 kt and 365 kt, respectively, in 2005). In 2006, the Petrochemical segment supplied 675 kt of by-products to the Refining and Marketing segment for further processing (708 kt in 2005).

As a result of growth in infrastructure investments and mild weather, demand for bitumen rose sharply, both in Hungary and Slovakia. Consequently, our bitumen sales increased by 23% in Hungary and by 3% in Slovakia. Growth in Slovakia was below the market increase, as the weight of the product structure was moved to the high-value products in order to optimise profit.

In the case of LPG and the gas product market, we retained our leading position in the Hungarian wholesale market with 76% market share, while our retail market share remained unchanged at 22% in 2006. Our retail market share in Slovakia went up by 5 percentage points, reaching 23% due to the continued introduction of autogas sales at our own filling stations. The number of MOL autogas sales sites was 155, down by 4 sites from 2005.

In 2006, MOL's Hungarian retail fuel sales volumes increased by 4.2%, compared to 2005, while the average throughput per site increased by 3.9%. The 1.9% fall in gasoline sales was more than compensated by the 11.1% growth in diesel sales, supported by MOL's strong fleet card sales. Our retail market share according to the Hungarian Petroleum Association (MÁSZ) data, was 34.8% for gasoline and 42.3% for gasoil. Despite dynamic hypermarket growth in 2005, MOL managed to stabilize its market share, which improved by one percentage point compared to its lowest level of 37.3% in 2005. Hungarian shop sales were 6.3% higher in 2006 with a 4.7% increase in our card sales compared to 2005.

In Slovakia, we continued the fuel station network efficiency-improvement project by closing 48 lower turnover stations in 2006. As a result, motor fuel sales per station increased by 15.8% in Slovakia compared to 2005. Slovnaft's retail market share in Slovakia remained relatively stable at 39.6% for gasoline, and 41.8% for gasoil, according to SAPPO.

In Romania, our fuel sales increased by 26.3% in 2006, as a result of both network expansion (Shell Romania acquisition) and a 13.5 % increase in sales volume per site. MOL's retail market share in Romania increased significantly to 14.4%. Our shop sales in 2006 increased by 24.4% year-on-year.

At the end of the year, MOL Group had 772 filling stations. Of these, 358 were operated in Hungary, 210 in Slovakia (following closure of filling stations as part of efficiency improvement), 120 in Romania (down by 19 stations as a result of the filling station acquisition and the sale agreement with SNP Petrom) and 30 in the Czech Republic.

Petrochemicals Overview

In 2006, the operating profit of the Petrochemical Segment reached HUF 23.3 billion representing a significant 22.0% improvement compared to 2005 (HUF 19.1 bn). Profit was favourably influenced by the increasing capacity utilisation of the new capacities, the improving internal efficiency, as well as the favourable trends in raw material and product markets in the second half of the year. The petrochemical integrated margin indicating the profit generating capability of the industry grew by 12.2% year-on-year. In 2006, polyethylene (PE) quoted prices increased by 8-20%, and polypropylene (PP) quotations by 11-12% year-on-year.

Total sales (including olefin products) increased by 6% to 1,370 kt, compared to 2005. This increase was supported by the production of the new Olefin-2 plant at TVK, which surpassed its nominal capacity.

In 2006, polymer sales volumes increased by 6% to 1,126 kt, compared to 2005. The growth was the most significant in case of PP (+16%) and HDPE (+2%) products, mainly due to the higher capacity utilisation of the new PP and HDPE plants. Planned general overhauls were carried out at several older operating plants causing lower production and sales volumes compared to the previous year. The breakdown of the polymer sales volume by product groups was as follows: 23% LDPE (low-density polyethylene), 32% HDPE (high-density polyethylene) and 45% PP.

The Hungarian total sales volume increased by 11 kt compared to the previous year, with growth of 4 kt in Slovakia. The ratio of polymer export sales increased further, reflecting the improving commercial efficiency. We raised our sales mainly on the Italian, Polish, German and Czech markets.

Natural Gas Overview

The Natural Gas segment reported an operating profit of HUF 109.6 bn compared to a profit of HUF 50.4 bn in 2005.

Operating profit of the gas business was significantly influenced by the one-off positive effect of the sale of the two gas companies (MOL Natural Gas Supply Plc. and MOL Natural Gas Storage Plc.) on March 31st, 2006. This effect was somewhat off-set by the absence of the Q2-Q4 profit contribution of the two disposed gas companies. The profit of the gas business adjusted by the different operational conditions of the two periods and by the one-off gain from divestment of the gas business reflects the higher profit of MOL Natural Gas Transmission Plc.

Unconsolidated (company only) operating profit of MOL Natural Gas Transmission Plc increased to HUF 29.6 bn in 2006 compared to HUF 27.3 bn in 2005. The excess capacity

fee invoiced to the players in the Hungarian market was HUF 2.1 bn in 2006. The favorable impact of transmission tariff changes in 2006 played a significant role in increasing revenues, while the Hungarian transmitted volume was 2.5% lower year-on-year due to mild weather conditions. As a joint impact of the Hungarian tariff increase and volume decrease, revenues from Hungarian transmission grew by HUF 1.1 bn year-on-year in 2006. The non-regulated transit natural gas transmission revenue increased by 23% (to HUF 14.4 bn) compared to 2005. The changes in contractual conditions, gas price and exchange rates fuelled the growth in the transit fee, while the transmitted natural gas volume showed a decrease of 7.2%. However, these positive factors were partially offset by a 9.4% increase in operating costs. Within this cost increase, a 14.3% growth in the natural gas cost used for operational purposes – mainly for compressors – played a key role in spite of the decreasing volume as a consequence of 34.5% increase in the gas price over the base period.

Corporate and other segment overview

In 2006, the Corporate and Other segment's operating loss was higher by HUF 3.3 bn compared with the previous year mainly driven by the paid penalties and creation of a provision for penalties at Slovnaft in 2006 (HUF 3.4 bn). The effect of the sale of the two gas subsidiaries in 2006 and the payment of one-off insurance fees due to the natural disasters in 2005 did not influence the overall operating result trend.

Financial results

A net financial expense of HUF 37.6 bn was recorded in 2006 (compared to HUF 32.2 bn in 2005) consisting mainly of an interest payable of HUF 13.4 bn and a foreign exchange loss of HUF 20.8 bn. Comparative 2005 figures are HUF 12.8 bn for the interest payable and HUF 22.0 bn for the foreign exchange loss, respectively. Fair valuation loss on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd since its issuance in March 2006 was HUF 14.1 bn, as all important factors (share price, HUF/EUR exchange rate and volatility) affecting the embedded option value moved in an unfavourable direction.

Income from associates

Income from associates was HUF 5.2 bn, including INA's 2006 contribution of HUF 4.4 bn (net of additional depreciation on assets revalued to their fair value).

Profit before Taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2006 was HUF 362.4 bn, compared to HUF 277.2 bn in 2005.

Taxation

Corporate tax expense decreased by HUF 4.3 bn to HUF 24.9 bn in 2006, primarily as a result of the tax expense of the gas companies sold, which was HUF 1.7 bn in 2005. The current tax expense is the result of the contribution of Slovnaft (at 19% corporate tax rate) and the gas transmission company (16%), of HUF 8.9 bn and HUF 1.2 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 5.8 bn). MOL Plc has completed its compliance testing and concluded that capital investments completed in 2005 make the company eligible for a corporate tax holiday in 2006, as well.

Cash flow

Consolidated Cash Flow (HUF million)	2006	2005
Net cash provided by operating activities	529,508	282,159
of which movements in working capital	101,960	(81,914)
Net cash provided by/(used in) investing activities	111,669	(259,480)
Net cash used in financing activities	(287,481)	(49,472)
Net increase/(decrease) in cash equivalents	353,696	(26,793)

Operating cash flow in 2006 was HUF 529.5 bn, an 88% increase compared to the 2005 figure. Operating cash flow before movements in working capital increased by 14%. The change in the working capital position increased funds by HUF 102.0 bn, arising from an increase in other payables (of HUF 34.3 bn), as well as a decrease in inventories and accounts receivables, other receivables and accounts payables (of HUF 72.7 bn, HUF 10.9 bn, HUF 5.0 bn and HUF 20.9 bn respectively). Corporate taxes paid amounted to HUF 24.6 bn related to a cash outflow due to Slovnaft's corporate tax liabilities arising in 2006 and the tax expense related to the ZMB project.

Net cash provided by investing activities was HUF 111.7 bn compared to net cash of HUF 259.5 bn used in 2005. The cash inflow of the current period reflects the combined effect of the consideration received for the gas subsidiaries sold and the year-end acquisition of 100% of the shares in BaiTex Llc in Russia, while the comparative figure of 2005 contains the cash used for the share buyback and the payment for the ownership of 3 bcm of cushion gas.

Net financing cash outflows amounted to HUF 287.5 bn, mainly as a result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, the HUF 176.5 bn net repayment of long-term debt and the HUF 238.1 bn repurchase of treasury shares (including those previously held by the Hungarian State Privatization Agency).

Funding Overview

MOL Group's total debt decreased from HUF 387.1 bn at year-end 2005 to HUF 211.9 bn by 31 December 2006. The currency composition of total debt was 95.8% EUR, 0.1% USD, 4.0% HUF and 0.1% other as of 31 December 2006. The net cash to the sum of net debt and total equity was 17.3%.

The main pillars of bank loan funding were the EUR 700 million syndicated loan facility, and the EUR 825 million syndicated loan facility signed in July 2006. The EUR 825 million syndicated facility is the largest ever Euroloan transaction with the best ever terms for MOL. The proceeds of the facility will be used for general corporate purposes and to refinance MOL's EUR 600 million revolving facility signed in 2003. The strongly improving profitability enabled the full prepayment of several bank loan facilities in 2006.

The Eurobonds with a BBB- investment grade credit rating issued by MOL in September 2005 represent a stable and significant element of the debt portfolio. The fixed rate EUR 750 million Eurobonds have ten-year maturity and are listed on the Luxembourg Stock Exchange.

Risk management

General Risk Management Principles

According to MOL Financial Risk Management Policy, three different strategies are followed subject to the level of Net Gearing. In the three various scenarios, Risk Management focuses on the followings:

- High Gearing situation is declared when the Net Gearing ratio exceeds 40% for any of the next consecutive four business quarters according to actual 12 month rolling forecast. In a high gearing situation, the prime objective of risk management is to reduce the probability of breaching debt covenants, where a breach would seriously impair the company's ability to fund its operations.

- Moderate Gearing situation is triggered when the Net Gearing ratio is between 20% and 40%. In Moderate Gearing situation, risk management aims to enhance the commitment in maintenance of investment grade credit rating. Having public investment grade credit rating ensures significant financial flexibility as capital market sources are also available at reasonable cost level.

- Low Gearing status occurs if the Net Gearing ration is below 20%. In this status, the focus of risk management shall be directed more toward guarding of shareholder value by maintaining discipline in CAPEX spending, ensuring risk-aware project selection.

In line with MOL's risk management policy, no speculative transactions are allowed. Any derivative transaction the company may enter is under ISDA agreements.

Commodity Price Risk Management

According to MOL Financial Risk Management Policy, MOL can enter into hedging transactions for the following purposes only:

1) *Corporate Level Objectives* – maintenance of financial ratios, protection against large cash transaction exposures etc.,

2) *Business Unit Objectives* – To reduce the exposure of a business unit's Cash-Flow to market price fluctuations in case of changes from the normal course of business (e.g.: planned refinery shutdowns)

In 2006, two series of hedge transactions were initiated by the Refining & Marketing Division. The first series of the transaction were executed in January for April settlement and the second series executed in April with a October-November settlement period. The financial result of the first transaction was a loss and the second transaction resulted in a gain. These financial P&L impacts were counterbalanced in the operating profit of the Refining & Marketing Division with result of the underlying transactions.

Foreign Currency Risk Management
When MOL is in medium or high gearing status, the Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group. The Company may use cross currency swaps to adjust the currency mix of the debt portfolio. Currently, MOL has no open foreign exchange derivative position. The gearing situation after gas asset disposal required the Company to mitigate the currency exposure on its financial indebtedness by keeping the same proportion of each currency in the deposits.

Interest rate risk management
As an energy company, MOL has limited interest rate exposure. The ratio of fix/floating interest debt is determined by the Board of Directors on the basis of the suggestion of Risk Management time to time. In the current gearing situation, MOL has no open interest rate derivative position.

Capital expenditure program

MOL Group CAPEX (HUF millions)	2006	2005
Exploration and Production	79,639	34,418
Refining and Marketing*	74,808	92,199
Natural Gas	13,111	85,844
Petrochemicals	8,923	11,105
Corporate and other	10,731	13,137
Total	**187,212**	**236,703**

* Including Refining&Marketing, Retail and Lubricants segments

MOL Group capital expenditures (including the exploration costs) decreased from HUF 236.7 bn in 2005 to HUF 187.2 bn in 2006. There are three main factors behind the decrease: the cash spent for the ownership of previously state-owned cushion gas and the Shell-Romania acquisition in 2005, and the Russian acquisition of the Exploration and Production segment in 2006 (BaiTex).

In 2006, the **Exploration and Production segment** spent HUF 8.4 bn on Hungarian exploration activities, HUF 1.8 bn less than in the previous year. HUF 17.9 bn was spent on production projects at previously explored fields, compared to HUF 11.5 bn in 2005. Within the framework of these projects, the company developed previously explored fields, continued the implementation of hydrocarbon production intensification programs and maintained the technical level of our production facilities.
Concerning our international exploration and production projects, capital expenditures increased by HUF 39.0 bn, from HUF 12.6 bn in 2005, mainly due to the acquisition of BaiTex in Russia.

The expenditure at the **Refining and Marketing segment** was HUF 17.4 bn lower compared to 2005. This segment consists of the following businesses:

Capital expenditure at the ***Refining and Marketing Business*** was HUF 6.4 bn higher in 2006 compared to the previous year. The primary reason for the difference is technical: capitalisation of catalysts (HUF 5.4 bn) was introduced as a new element of the International Financial Reporting Standard in 2006.
The main projects of Refinery and Logistics in 2006 were the Efficiency Increase of Claus Plant, Steam System Intensification, MSA Unit Upgrade and the TVK-Duna Refinery Pipeline Construction.
MOL implemented several logistics projects within the Refining and Marketing Division in order to ensure the reliable operation of our pipeline system and logistics depots. Following completion of these projects we are compliant with the stricter authority and environmental requirements.

In the ***Retail Business,*** capital expenditures reached HUF 10.5 bn compared to the HUF 34.2 bn in 2005. The decrease is a result of a combined effect of the acquisition of the Shell-Romania network in 2005 and the optimisation of the network development program in Slovakia in 2006.

The capital expenditures in the **Natural Gas segment** were HUF 72.7 bn lower than in 2005 as a consequence of the cash spent for the ownership of previously state-owned cushion gas (HUF 60.0 bn) in 2005.
The main project of the Gas Transmission Business, the Gas turbine emission reduction, was near to completion in 2006 (70%).

Capital expenditures in the **Petrochemical segment** decreased by HUF 2.2 bn in 2006 due to the completion of the Strategic Development projects at TVK and Slovnaft in 2005. The TVK Olefin-2 Plant was put into operation on 30th of September 2005. The new Polypropylene Plant (PP-3) at Slovnaft was completed in the first quarter of 2005. As a result

of these investments there has been a significant growth in the ethylene and polymer capacities by 250 kt/year and by 455 kt/year, respectively.

The capital expenditures of the **Corporate and Other segment** were HUF 2.4 bn lower compared to HUF 13.1 bn in 2005, mainly driven by the completion of a major IS project in 2005.
An additional HUF 7.1 bn were spent on the further development of the Group information system.

Corporate values

For MOL Group, 2006 was an outstanding year in terms of our Sustainable Development activities and in the increasing emphasis on environmental, social and economic issues. Our aim is to become a company with an exemplary record in every field and for our stakeholders to value us not only for the quality of the products and services we offer but also for the principles that are central to our operations.

Sustainable Development (SD) is about ensuring a better quality of life for present and future generations. It is a complex, constantly developing concept, which extends to all areas of social and economic life and environmental protection.
Our goal is to establish a systematic approach within the company which transcends local issues to result in thinking and action on an international scale. Through this we aim to integrate the three pillars of Sustainable Development - social, environmental and economic - in equal measure into our corporate strategy and all operational activities.

New MOL Group-level Management System for Sustainable Development
MOL Group Senior Management approved the establishment of a Sustainable Development Management System (SDMS), providing it with clear aims and processes as well as accountability and the responsibility for executing specific tasks. The system encompasses both short and long-term objectives. MOL strives to adopt and keep in step with international best practices and requirements as well as having the long term objective of developing sustainable operations within the company.

The internal Governance structure of SDMS
The highest-level SDMS decision-making body is the Board of Directors' Sustainable Development Committee. This ensures the highest commitment to and representation of Sustainable Development issues in MOL Group relations, both internal and external. The implementation of SDMS objectives is carried out by the Sustainable Development Working Team, which is made up of representatives of MOL Business and Functional Units, thus ensuring the integration of Sustainability into day-to-day operations and the development of a new way of thinking throughout the company.

New Europe Foundation

The Society has again shown its commitment to Corporate Social Responsibility by setting up the New Europe Foundation, a public utility organisation that will manage a significant number of charitable programmes in a more transparent and structured way.

The Board of Trustees comprises well-known personalities, whose activities in this field are well recognised and whose expertise and devotion will no doubt be an asset to the Foundation:

In 2006, the Foundation put a special emphasis on young talent and child health programmes. Under the slogan "May I help you?" two programmes were established, the Talent Support and Child Healing programmes. Thanks to these two programmes, 89 talented young sportsmen and women and 34 young artists received a total of HUF 30 million in sponsorship in 2006. Under the auspices of the Child Healing programme, 29 paediatric organisations offering rehabilitation programmes to chronically ill children or facilitating the transport of these children between their homes and the hospital were granted a total of HUF 40 million.

The overwhelming number of applications demonstrates the success of the programmes in Hungary in 2006, and similar support programmes are already in preparation for other countries in the region where the MOL Group is present.

Green Belt Programme

Step by step we are enriching our communities with larger and more beautiful green areas through the regional environmental programme of MOL Group. This was first launched in 2005 in co-operation with the Hungarian Environmental Partnership Foundation (Ökotárs Foundation) in order to give annual support to an increasing number of local communities to realise the most significant projects.

The project aimed to increase the size of the green belt by planting indigenous trees, as well as strengthening environmental awareness and encouraging collaboration in local communities. Under this programme, by the end of 2006, 13 Hungarian communities were able to develop green areas, involving hundreds of voluntary workers.

Having seen the positive results and success of this Programme, MOL and the Ökotárs Foundation decided to continue this co-operation in the countries of the MOL Group region, and in 2006 they announced the scheme again under the name "Green belt". The programme's aim is to contribute to the creation and redevelopment of local green areas with the support of foundations which co-operate with local schools. From approximately 200 applications, 33 projects were granted financial support.

To honour the most successful applicants, MOL has founded the MOL Green Belt Award, which is handed over to the local community which succeeded in creating the most beautiful and environmentally friendly green area in the most efficient way.

Health, safety and environmental protection

Key performance indicators

MOL Group has set very ambitious Strategic HSE goals for 2006-2010 in line with the new Group Strategy. This includes Lost Time Injury Frequency (LTIF) being in the first quartile compared to the peer group, or at least 1.0 by 2008.

In 2006 the number of Lost Time Injuries was 58, which equates to a Lost Time Injury Frequency for MOL Group of 2.2. This was accompanied by 105 non-LTI cases (less severe incidents), and 19 fire cases on our sites. Due to the extension of the reporting system in 2006 to include our financially consolidated subsidiaries, both figures represent an increase compared to the previous year.

In 2006 no MOL employees suffered any fatal work related injuries. However, we regret to report that one of our contractors suffered a severe electric shock during construction work, resulting in his death.

External environmental liability assessment

By 2015, MOL Group is committed to decreasing the amount of known environmental provision-based liabilities from the 2004 year-end baseline by 90%. To ensure transparency, our policy is to employ an independent consultant to verify the environmental liabilities of the Group every 5 years.

In 2006, ERM Hungária Ltd. assessed and verified the process of identifying environmental liabilities of MOL Plc, TVK Plc, Slovnaft a.s. and selected subsidiaries and made minor recommendations on the modification.

Greenhouse Gas Emissions

Following the 2005 introduction of the Emission Trading Scheme (ETS) for greenhouse gas emission-allowance trading, a greenhouse gas emission management strategy was developed and approved by MOL Group top management. The strategy set out clear tasks and responsibilities, with the ultimate goal of achieving cost-efficient compliance with emission trading regulations by using technological advancement to decrease CO_2 emissions as well as increasing energy efficiency and seeking potential Joint Implementation projects.

Safe Workplaces Project
In 2006 MOL Group signed a contract with DuPont Safety Resources for the extension of the Safe Workplaces Project with a dedicated section for Process Safety Management (PSM) in line with our aim of implementing a structured PSM throughout the company.

Take a STEP for your Health
The Workplace Health Promotion Program (STEP), which as approved as the part of New Europe Program was launched in Q3 of 2006. Its aim is to help MOL Group employees know more about, and improve, their overall state of health. In the first year of the 5-year program an individual health plan is compiled for all employees and target group health screenings are provided.

Human values

Career Management
Growth and continuous efficiency improvement can only be achieved with trained, committed and performance-orientated staff. Therefore we have been continuously developing our HR systems to put a focus on employees' knowledge, skills and performance.

In 2005, we began a formal assessment of the group's talent base, to enable us to identify and nurture talent internally to fulfil a variety of leadership and expert positions across all levels and divisions. Several structured talent programs are in place with the aim of developing the participants' business and leadership skills and preparing an internal talent pool for supporting the Group's Growth Strategy. These include the NEW Graduate Program, Divisional Talent Programs and Managerial / Leadership Talent Program, all of which were launched in 2006 and 2007.

Compensation based on harmonized job grading system
In 2006 we continued the programme of harmonizing our job grading and compensation system throughout the MOL Group. Started in 2005, it aims to create a single, logical, transparent and consistent system.

Strategic recruitment
To support the Corporate Strategy of growth and internationalisation, recruitment activity has been revitalized. The new Strategic Human Resourcing [programme] covers the whole supply chain of potential workforce including secondary schools, universities, student organisations and the international labour market. In addition to attracting our future colleagues we focus on long term and value creating relationships for knowledge transfer, joint innovation and research projects. The New Graduate Program covers their introduction, development and career management phases of employment. We use many innovative ways to select the best people, including an essay writing contest where new graduates were invited to submit a piece on the subject "Imagine being MOL CEO".

Employee Engagement Survey
During 2006 we conducted a group-wide Employee Survey involving all 13 500 employees at our largest 18 companies in 6 countries. The purpose was to identify and analyse the level of engagement of MOL Group employees and to identify those factors that hinder or improve both this and their performance. Our methodology allowed a cross-comparison of results at more than 100 units throughout MOL Group.

The survey revealed that overall employee engagement is good and we have even made a small improvement since our last measurement in 2004. However, we have identified units, employee groups and action areas where improvements still need to be made. At our annual large group senior management seminar we discussed the conclusions and set the necessary actions for improvement. One important conclusion was that the management has a key role in motivating the staff and encouraging them to put the maximum effort into their job. For 2007 the revitalization and mobilization of the staff will be one of our key priorities.

To strengthen employee commitment we have been developing continuous, consistent and proactive communication with our employees. This initiative is in line with one of our main HR values, (open mind & open voice) which is essential to maintaining effective employee relations.

MOL Group's Strategic and Financial Targets for the Period 2006-2010

MOL Group's 2006-2010 strategy is to maximise the potential from growth in "New Europe" while providing superior returns. Drawing on the Company's disciplined transaction track record and proven transformation and integration skills, MOL will continue to develop the group with a focus on growth and efficiency, while at the same time closely managing risk at the group level.

<u>Key strategic targets for 2010*</u>

o Group EBITDA over USD 3.5 billion
o Group ROACE** of 15%
o Efficiency improvement of USD 285 million

*based on a set of market assumptions
**NOPLAT based

In the **Exploration & Production** segment MOL intends to raise its hydrocarbon production to 300,000 boe per day and its total oil and gas reserves to 900 million boe by 2010 whilst maintaining reserve replacement costs under USD 6.5 boe.

In the **Refining & Marketing** segment, MOL`s aim is to increase refined product sales to reach 500,000 barrels per day. MOL targets an efficient group retail network of 1,500 stations by 2010 within its refineries' supply radius.

In the **Petrochemical** segment, MOL's aim is to strengthen its traditional niche market position on Western European markets, while developing its presence in strategic Eastern European growth markets.

In the **Gas** business, MOL`s objective is to increase its participation further in the regional gas transit business, utilising its unique geographical location.

MOL plans to achieve its growth targets set for the period by dedicating USD 5.4 billion to organic CAPEX between 2006 and 2010. MOL intends to keep its gearing ratio below 30% and maintain its investment grade credit rating. The Company intends to gradually increase the absolute level of dividend to reach the dividend payout ratio of its peers (this was 30% of normalised earnings in 2005) by 2010.

Balance sheet as of 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
A.	**NON-CURRENT ASSETS**	**1,108,774**	**571**	**1,021,966**
I.	**INTANGIBLE ASSETS**	**15,621**	**380**	**15,099**
1.	Capitalised cost of foundation and restructuring	0	0	0
2.	Capitalised research and development cost	201	0	293
3.	Property rights	1,359	(1)	1,167
4.	Intellectual property	9,053	381	11,537
5.	Goodwill	5,008	0	2,102
6.	Advances on intellectual property	0	0	0
7.	Revaluation of intangible assets	0	0	0
II.	**PROPERTY, PLANT AND EQUIPMENT**	**354,491**	**190**	**350,756**
1.	Land and building and related property rights	220,811	206	199,601
2.	Plant, machinery and vehicles	101,019	204	102,517
3.	Other equipment, fixtures and vehicles	8,425	96	8,724
4.	Livestock	0	0	0
5.	Assets under construction	23,837	(303)	39,828
6.	Advances on assets under construction	399	(13)	86
7.	Revaluation of property, plant and equipment	0	0	0
III.	**NON-CURRENT FINANCIAL INVESTMENTS**	**738,662**	**1**	**656,111**
1.	Long-term investments	544,843	0	572,100
2.	Long-term loans to related parties	193,538	0	83,844
3.	Other long-term investments	1	0	1
4.	Long-term loans to other investments	0	0	0
5.	Other long-term loans	280	1	166
6.	Long-term debt securities	0	0	0
7.	Revaluation of financial investments	0	0	0
8.	Fair valuation difference of financial investments	0	0	0

Budapest, 22 March 2007

Balance sheet as of 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	*Description*	*Previous year*	*Adjustments for previous years*	*Current year*
B.	**CURRENT ASSETS**	**827,784**	**577**	**1,089,456**
I.	**INVENTORIES**	**112,867**	**101**	**110,366**
1.	Raw materials and consumables	36,388	65	32,734
2.	Unfinished production and semi-finished products	39,334	0	36,581
3.	Grown, fattened and other livestock	0	0	0
4.	Finished products	30,496	0	30,914
5.	Merchandises	6,649	36	10,014
6.	Advances on stocks	0	0	123
II.	**RECEIVABLES**	**492,349**	**473**	**398,189**
1.	Receivables from the supply of goods and services (customers)	69,372	179	75,831
2.	Receivables from related parties	315,841	286	195,070
3.	Receivables from other investments	3,208	0	1,906
4.	Receivables from bills of exchange	0	0	0
5.	Other receivables	103,761	8	103,540
6.	Fair valuation difference of receivables	0	0	0
7.	Positive valuation difference of derivative transactions	167	0	21,842
III.	**SECURITIES**	**211,441**	**3**	**240,201**
1.	Investments in related parties	62,774	3	256
2.	Other investments	360	0	360
3.	Treasury shares	146,387	0	237,665
4.	Debt securities for trading purposes	1,920	0	1,920
5.	Fair valuation difference of securities	0	0	0
IV.	**CASH AND CASH EQUIVALENTS**	**11,127**	**0**	**340,700**
1.	Cash and cheques	1,560	0	2,040
2.	Bank accounts	9,567	0	338,660
C.	**PREPAYMENTS**	**28,788**	**(18)**	**24,932**
1.	Accrued income	2,172	0	2,804
2.	Prepaid cost and expenses	26,616	(18)	22,128
3.	Deferred expenses	0	0	0
TOTAL ASSETS		**1,965,346**	**1,130**	**2,136,354**

Budapest, 22 March 2007

Balance sheet as of 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
D.	**SHAREHOLDERS' EQUITY**	**1,219,389**	**(551)**	**1,518,070**
I.	SHARE CAPITAL	108,985	0	109,330
	Of which: treasury shares at nominal value	7,412	0	10,899
II.	REGISTERED BUT UNPAID CAPITAL (-)	0	0	0
III.	SHARE PREMIUM	219,164	0	220,759
IV.	RETAINED EARNINGS	332,097	0	622,754
V.	TIED-UP RESERVE	195,336	0	269,860
VI.	VALUATION RESERVE	0	0	0
1.	Revaluation adjustment reserve	0	0	0
2.	Fair valuation reserve	0	0	0
VII.	NET INCOME FOR THE PERIOD	363,807	(551)	295,367
E.	**PROVISIONS**	**105,695**	**0**	**104,014**
1.	Provisions for expected liabilities	105,695	0	104,014
2.	Provisions for future expenses	0	0	0
3.	Other provisions	0	0	0
F.	**LIABILITIES**	**623,393**	**1,192**	**466,981**
I.	**SUBORDINATED LIABILITIES**	**0**	**0**	**0**
1.	Subordinated liabilities to related parties	0	0	0
2.	Subordinated liabilities to other investment	0	0	0
3.	Subordinated liabilities to third parties	0	0	0
II.	**LONG-TERM LIABILITIES**	**329,774**	**0**	**195,409**
1.	Long-term loans	0	0	0
2.	Convertible bonds	7,740	0	5,800
3.	Liability from bond issue	189,548	0	189,225
4.	Liabilities from capital investment and development loans	88,759	0	0
5.	Liabilities from other long-term loans	0	0	0
6.	Long-term liabilities to related parties	43,677	0	369
7.	Long-term liabilities to other investments	0	0	0
8.	Other long-term liabilities	50	0	15

Budapest, 22 March 2007

Balance sheet as of 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
III.	**SHORT-TERM LIABILITIES**	**293,619**	**1,192**	**271,572**
1.	Short-term borrowings	0	0	0
	Of which: convertible bonds	0	0	0
2.	Short-term loans	86,855	0	0
3.	Advances from customers	786	0	1,173
4.	Liabilities from the supply of goods and services (suppliers)	93,041	459	103,039
5.	Bills of exchange	0	0	0
6.	Short-term liabilities to related parties	39,244	0	64,178
7.	Short-term liabilities to other investments	27	0	54
8.	Other short-term liabilities	73,666	733	97,239
9.	Fair valuation difference of liabilities	0	0	0
10.	Negative valuation difference of derivative transactions	0	0	5,889
G.	**ACCRUALS**	**16,869**	**489**	**47,289**
1.	Deferred revenues	29	495	5
2.	Accrued cost and expenses	9,188	-6	44,546
3.	Other deferred income	7,652	0	2,738
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**1,965,346**	**1,130**	**2,136,354**

Budapest, 22 March 2007

Income statement for the year ending on 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	*Description*	*Previous year*	*Adjustments for previous years*	*Current year*
01.	Net domestic sales revenue	1,162,806	172	1,472,052
02.	Net export sales revenue	308,866	291	401,584
I.	**NET SALES REVENUES**	**1,471,672**	**463**	**1,873,636**
03.	Changes in own produced inventory	33,223	0	(2,335)
04.	Work performed by the enterprise and capitalised	5,182	0	7,878
II.	**CAPITALISED OWN PERFORMANCE**	**38,405**	**0**	**5,543**
III.	**OTHER OPERATING INCOME**	**36,920**	**(19)**	**16,484**
	of which: reversed impairment	0	0	249
05.	Raw material costs	593,626	53	758,983
06.	Value of services used	95,383	(170)	99,616
07.	Other services	186,803	277	237,122
08.	Cost of goods sold	130,228	0	210,351
09.	Value of services sold (intermediated)	2,439	81	5,598
IV.	**MATERIAL EXPENSES**	**1,008,479**	**241**	**1,311,670**
10.	Wages and salaries	30,788	16	33,019
11.	Other personnel expenses	21,600	62	6,635
12.	Tax and contribution	15,247	77	11,872
V.	**PERSONNEL EXPENSES**	**67,635**	**155**	**51,526**
VI.	**DEPRECIATION**	**46,005**	**185**	**57,936**
VII.	**OTHER OPERATING EXPENSES**	**265,085**	**147**	**340,888**
	of which: impairment	5,571	0	14,314
A.	**PROFIT OR LOSS FROM OPERATING ACTIVITIES**	**159,793**	**(284)**	**133,643**

Budapest, 22 March 2007

Income statement for the year ending on 31 December 2006

Statistical code: *10625790-2320-114-01*
Company registration number: *01-10-041683*

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
13.	Received (due) dividend	55,780	0	82,250
	of which: received from related parties	55,780	0	82,233
14.	Gain from the sale of investments	0	0	62,065
	of which: received from related parties	0	0	0
15.	Interest and exchange rate gains on financial investments	2,719	0	4,991
	of which: received from related parties	2,702	0	4,980
16.	Other received (due) interest and interest-type revenues	23,457	(6)	22,986
	of which: received from related parties	21,245	(6)	12,020
17.	Other revenues of financial transactions	213,464	22	99,664
	of which: fair valuation difference	167	0	21,842
VIII.	**TOTAL FINANCIAL INCOME**	**295,420**	**16**	**271,956**
18.	Exchange rate loss on financial investments	0	0	43,988
	of which: to related parties	0	0	0
19.	Interest and interest-type expenses	11,934	12	12,134
	of which: to related parties	1,835	12	1,201
20.	Impairment on investments, securities, bank deposits	4,365	0	3,007
21.	Other financial expenses	40,425	0	69,096
	of which: fair valuation difference	0	0	5,889
IX.	**TOTAL FINANCIAL EXPENSES**	**56,724**	**12**	**128,225**
B.	**FINANCIAL PROFIT OR LOSS**	**238,696**	**4**	**143,731**
C.	**ORDINARY BUSINESS PROFIT**	**398,489**	**(280)**	**277,374**
X.	Extraordinary revenues	785	(170)	40,920
XI.	Extraordinary expenses	467	30	21,961
D.	**EXTRAORDINARY PROFIT OR LOSS**	**318**	**(200)**	**18,959**
E.	**PROFIT BEFORE TAXATION**	**398,807**	**(480)**	**296,333**
XII.	Income tax	0	71	966
F.	**PROFIT AFTER TAXATION**	**398,807**	**(551)**	**295,367**
22.	Use of retained earnings for dividend	0	0	0
23.	Approved dividend and profit share	35,000	0	0
G.	**NET INCOME FOR THE PERIOD**	**363,807**	**(551)**	**295,367**

Budapest, 22 March 2007

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated balance sheet as of 31 December 2006 prepared in accordance with International Financial Reporting Standards

	2006	2005
ASSETS	HUF million	HUF million
Non-current assets		
Intangible assets	92,598	40,740
Property, plant and equipment, net	1,027,148	1,112,753
Investments in associated companies	131,569	126,354
Other investments	1,237	486
Deferred tax assets	20,500	33,480
Other non-current assets	26,630	30,363
Total non-current assets	**1,299,682**	**1,344,176**
Current assets		
Inventories	181,030	264,985
Trade receivables, net	229,986	289,348
Investments	666	519
Other current assets	54,177	65,637
Cash and cash equivalents	399,104	64,170
Total current assets	**864,963**	**684,659**
TOTAL ASSETS	**2,164,645**	**2,028,835**
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the parent		
Share capital	83,467	94,020
Reserves	666,716	644,340
Profit for the year attributable to equity holders of the parent	329,483	244,919
Equity attributable to equity holders of the parent	**1,079,666**	**983,279**
Minority interests	191,537	70,359
Total equity	**1,271,203**	**1,053,638**
Non-current liabilities		
Long-term debt, net of current portion	208,279	296,844
Provisions	112,646	108,045
Deferred tax liabilities	33,016	17,704
Other non-current liabilities	56,881	5,386
Total non-current liabilities	**410,822**	**427,979**
Current liabilities		
Trade and other payables	468,460	444,683
Provisions	10,507	12,256
Short-term debt	2,175	2,485
Current portion of long-term debt	1,478	87,794
Total current liabilities	**482,620**	**547,218**
TOTAL EQUITY AND LIABILITIES	**2,164,645**	**2,028,835**

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated income statement for the year ending on 31 December 2006 prepared in accordance with International Financial Reporting Standard

	2006	2005
	HUF million	HUF million
Net revenue	2,891,061	2,455,164
Other operating income	107,191	18,450
Total operating income	**2,998,252**	**2,473,614**
Raw materials and consumables used	2,092,452	1,801,177
Personnel expenses	110,190	107,874
Depreciation, depletion, amortisation and impairment	134,507	123,500
Other operating expenses	278,385	217,322
Change in inventories of finished goods and work in progress	13,337	(55,722)
Work performed by the enterprise and capitalised	(25,432)	(24,973)
Total operating expenses	**2,603,439**	**2,169,178**
Profit from operations	**394,813**	**304,436**
Financial income	17,676	8,434
Financial expense	55,294	40,592
Of which: Fair valuation difference of conversion option	14,131	-
Financial (income)/expense, net	**37,618**	**32,158**
Income from associates	5,195	4,879
Profit before tax	**362,390**	277,157
Income tax expense	24,864	29,158
Profit for the year	**337,526**	**247,999**
Attributable to:		
Equity holders of the parent	329,483	244,919
Minority interests	8,043	3,080
Basic earnings per share attributable to ordinary equity holders of the parent (HUF)	**3,424**	**2,401**
Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)	**3,376**	**2,377**

Proposal to Item 1 of the Agenda

The auditor's Report on the 2006 Report

Our shareholders are requested to note that the Auditor's Reports form integral parts of the Annual Report and Consolidated Annual Report for 2006 of MOL Nyrt. and the information set out in these reports should be considered in conjunction with the financial statements indicated in said reports (Balance-sheet and Profit and Loss Statement) and with the supplementary annexes, not present in the General Meeting materials. For a better understanding of MOL Nyrt.'s and MOL Group's consolidated financial position as of 31 December 2006 and the results of its operations for the year then ended, the accompanying balance sheets and statements of operations should be read in conjunction with the supplement (notes) to the financial statements.

This is a translation of the Hungarian Report

Independent Auditors' Report

on the annual financial statements presented to the shareholders' meeting for approval

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.

1.) We have audited the accompanying 2006 annual financial statements of MOL Magyar Olaj- és Gázipari Nyrt. ("the Company"), which comprises the balance sheet as at 31 December 2006 - showing a balance sheet total of HUF 2,136,354 million and a profit for the year of HUF 295,367 million -, the related profit and loss account for the year then ended and the summary of significant accounting policies and other explanatory notes.

2.) We issued an unqualified opinion on the Company's annual financial statements as at 31 December 2005 on 24 March 2006.

Management's Responsibility for the Financial Statements

3.) Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Hungarian Accounting Law and generally accepted accounting principles in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

4.) Our responsibility is to express an opinion on these financial statements based on the audit and to assess whether the business report is consistent with the financial statements. We conducted our audit in accordance with Hungarian National Auditing Standards and with applicable laws and regulations in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

5.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work regarding the business report is restricted to assessing whether the business report is consistent with the financial statements and does not include reviewing other information originated from non-audited financial records.

6.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

7.) We have audited the elements of and disclosures in the annual financial statements, along with underlying records and supporting documentation, of MOL Magyar Olaj- és Gázipari Nyrt. in accordance with Hungarian National Auditing Standards and have gained sufficient and appropriate evidence that the annual financial statements have been prepared in accordance with the Hungarian Accounting Law and with generally accepted accounting principles in Hungary. In our opinion the annual financial statements give a true and fair view of the equity and financial position of MOL Magyar Olaj- és Gázipari Nyrt. as at 31 December 2006 and of the results of its operations for the year then ended. The business report corresponds to the disclosures in the financial statements.

8.) Without qualifying our opinion, we draw the attention to Note 3.4.6 in the supplementary notes to the financial statements describing that the Company departed from § 41.(1) of the 2000. C. accounting law based on its allowance described in § 4.(4) in order to harmonise field abandonment provisioning with the international industry practice.

9.) Without further qualifying our opinion, we draw attention to the fact that this independent auditor's report has been issued for consideration by the forthcoming shareholders' meeting for decision making purposes and, as such, does not reflect the impact, if any, of the resolutions to be adopted at that meeting. Accordingly, the accompanying annual financial statements and this independent auditor's report are not suitable, nor should be used, for statutory reporting and disclosure purposes.

Budapest, 22 March, 2007

(The original Hungarian language version has been signed.)

Ernst & Young Kft.
Registration No.: 001165

Judit Szilágyi
Registered Auditor
Chamber membership No.: 001368

This is a translation of the Hungarian Report

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.

1.) We have audited the accompanying 2006 annual financial statements of MOL Magyar Olaj- és Gázipari Nyrt. and its subsidiaries ("the Company"), which comprises the consolidated balance sheet as at 31 December 2006 - showing a balance sheet total of HUF 2,164,645 millions and a profit for the year of HUF 337,526 millions -, the related consolidated profit and loss account for the year then ended, changes in shareholder's equity, consolidated cash flows for the year then ended and the summary of significant accounting policies and other explanatory notes.

2.) We issued an unqualified opinion on the Company's consolidated annual financial statements prepared in accordance with the International Financial Reporting Standards as adopted by EU as at 31 December 2005 on 24 March 2006.

Management's Responsibility for the Consolidated Financial Statements

3.) Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

4.) Our responsibility is to express an opinion on these consolidated financial statements based on the audit and to assess whether the consolidated business report is consistent with the consolidated financial statements. We conducted our audit in accordance with Hungarian National Auditing Standards and with applicable laws and regulations in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

5.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our work regarding the consolidated business report is restricted to assessing whether the consolidated business report is consistent with the consolidated financial statements and does not include reviewing other information originated from non-audited financial records.

6.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

7.) We have audited the elements of and disclosures in the consolidated annual financial statements, along with underlying records and supporting documentation, of MOL Magyar Olaj- és Gázipari Nyrt. in accordance with Hungarian National Auditing Standards and have gained sufficient and appropriate evidence that the consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by EU. In our opinion, the consolidated annual financial statements give a true and fair view of the equity and financial position of MOL Magyar Olaj-és Gázipari Nyrt. as at 31 December 2006 and of the results of its operations for the year then ended. The consolidated business report corresponds to the disclosures in the consolidated financial statements.

Budapest, 22 March 2007

(The original Hungarian language version has been signed.)

Ernst & Young Kft.
Registration No.: 001165

Judit Szilágyi
Registered Auditor
Chamber membership No.: 001368

Proposal to Item 1 of the Agenda

Report of the Supervisory Board on the 2006 reports and the proposal for the distribution of profit after taxation.

Report of the Supervisory Board

The Supervisory Board performed its duties in accordance with its statutory obligations. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors and the scheduled regular midyear reviews.

MOL is the leading integrated oil and gas company of Central and Eastern Europe, the market leader in Hungary, and, with parent company's net sales of HUF 1,873.6 billion and Group's International Financial Reporting Standards (IFRS) net sales of HUF 2,891.1 billion, the largest company in Hungary. The work performed last year by the Board of Directors can be deemed successful and this is also reflected in the share price. The weighted average stock exchange price of MOL shares increased by 22.3% in 2006 to HUF 21,745 (in 2005 this was HUF 17,774). The stock exchange closing price on 31 December 2006 was HUF 21,600.

The accounting methods applied in developing the financial reports are supported by the report of Audit Committee as well, are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. The Company's 2006 financial statements provide a true and fair picture of its economic activities. For the MOL Group a total of 75 companies were fully, and a further 9 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2006 the shareholding of foreign institutional investors was 72.4%, including the 7.8% shareholding of The Bank Of New York, the Depository of MOL ADRs. The ownership of domestic institutional and private investors amounted to 7.7%.

On 13 March 2006, MOL Plc signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL held in treasury to Magnolia Finance Limited ("Magnolia"). Simultaneously, Magnolia announced the sale of capital securities, exchangeable into the Series "A" Ordinary Shares of MOL, to international financial investors.

On 10 April 2006, MOL sold 1,404,217 Series "A" Ordinary Shares of MOL to BNP at market price. Simultaneously with the agreement, MOL and BNP entered into option agreements, with the expiration date of 18 December 2006. BNP and MOL signed agreements on 13 December 2006 regarding Series "A" Ordinary Shares of MOL held by BNP (including 7,552,874 shares purchased from Slovintegra-Slovbena in December 2005) extending the option rights on MOL shares held by BNP until 18 December 2007.

MOL exercised its option right on 29 May 2006 and purchased 10,898,525 "A" series MOL ordinary shares (representing 10% of MOL's registered capital) from Hungarian State Privatisation and Holding Company (APV Zrt.) in a stock exchange transaction. The purchase price was HUF 21,760 per share.

In November-December 2006, APV Zrt. sold 1,893,424 "A" series MOL ordinary shares, 1.73% of MOL's share capital, in a domestic public offering and a stock exchange auction at an average price of HUF 21,592 per share. After closing the transaction, APV Zrt. kept one voting preference share and one ordinary share.

The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 50 billion for 2006. The Supervisory Board proposes that the General Meeting approve the audited financial statements of MOL Plc for 2006, with a balance sheet total of HUF 2,136 billion, after-tax profit of HUF 295 billion, and tie-up reserve of HUF 270 bn and the audited consolidated financial statements of the MOL Group for 2006, with a balance sheet total of HUF 2,165 billion and profit attributable to equity holders of HUF 329 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31 March 2007

For and on behalf of the Supervisory Board and Audit Committee of MOL Plc:

Dr. Mihály Kupa
Chairman of the Supervisory Board

1/d Decision on the 2006 financial statements of the company as prescribed by the Act on Accounting (parent company and consolidated in compliance with IFRS), distribution of profit after taxation, amount of dividend

The reports are attached separately with a "1d" marking.

Proposed resolution on the financial statements
The Board of Directors proposes to the General Meeting to approve the annual report of MOL Nyrt. prepared in accordance with Hungarian statutory accounting legislation and the related auditors' report with total assets of HUF 2,136 bn, profit after taxation of HUF 295 bn and tied-up reserve of HUF 270 bn.
The Board of Directors proposes to the General Meeting to approve the consolidated annual report of MOL Group prepared based on paragraph 10 of the accounting law, in accordance with IFRS and the related auditor's report with total assets of HUF 2,165 bn and profit attributable to equity holders of HUF 329 bn.

Proposal to Item 1 of the Agenda

Decision on amount of dividend

As a result of investments made in recent years and the successful implementation of efficiency improvement programmes MOL Group achieved record IFRS net income. The high level of net income enables a significant increase in the dividend payable.

At the same time the aim of the company is still to grow further, which requires significant financial resources. The company aims to utilise both organic and inorganic opportunities in order to increase shareholder value.

After the acquisitions executed in recent years the company has demonstrated that following the investments it can efficiently integrate and operate acquired assets. In line with its strategy announced at the end of 2005, MOL plans further acquisitions in the CEE region and intends to gradually increase its international presence in the Upstream activity. It is difficult to predict the timing of potential acquisitions targeted in the five-year strategic period and the company often has no influence on these events, therefore in order to secure the necessary financial flexibility we propose to retain a significant part of the profit for that purpose. Last year the Company started new exploration projects in Oman, Russia and Pakistan, and purchased 100% ownership in the Russian crude oil producing company, BaiTex. In 2007, we closed the acquisition of Bosnian Energopetrol with our partner INA and we are currently examining several sizeable transactions, which requires to maintain financial flexibility.

MOL indicated clear intention in its new five year strategy to increase the payout ratio to the level of its peers (currently around 30% of normalised earnings). The proposed HUF 50 billion dividend is around HUF 508 per share, the exact amount can slightly change depending on the number of treasury shares held by the company. The dividend payout ratio calculated on normalised earnings adjusted by one-off effects (gas transaction gain, 100% tax holiday of MOL Nyrt.) is 22%, which is a significant increase compared to 14% in 2005 and is in line with the payout ratio of our regional peers.

Draft Resolution

The Board of Directors recommends to the General Meeting to pay HUF 50 bn as a dividend in 2006 connected to the year ended 31 December 2006. The dividend on treasury shares is distributed to those shareholders eligible for dividend, in proportion to their shares. The profit after dividend payment shall be booked as retained earnings.

1/e Decision on the approval of the corporate governance declaration

Budapest Stock Exchange published its corporate governance recommendations ("Recommendations") in February 2004. In 2004, MOL voluntarily submitted its declaration on the compliance with the Recommendations among first issuers. From 2005 MOL is obliged to submit its declaration on the Recommendations. The Board of Directors approved the declaration in both years. Pursuant to the new Company Act from 1 July 2006 the declaration needs to be approved by general meeting, MOL however playing a pioneer role approved already in 2006 by its general meeting the declaration to be submitted to the Budapest Stock Exchange.

MOL's commitment to corporate governance best practice is also demonstrated by the approval of MOL's Corporate Governance Code in 2006. This document presents MOL shareholders' rights, the operation of main governing bodies, as well as remuneration and ethical issues. MOL's Corporate Governance Code has been published on company website.

The Corporate Governance Guidelines of the Budapest Stock Exchange are available on: www.bse.hu

Proposed resolution

The Board of Directors upon the approval of the Supervisory Board agrees to propose the AGM the approval of declaration on the Corporate Governance Recommendations of the Budapest Stock Exchange.

DECLARATION
in connection with the Corporate Governance Recommendations (dated December 8, 2003) published by the Budapest Stock Exchange Company Limited by Shares regarding corporate governance practices

The Board of Directors of MOL Hungarian Oil and Gas Company Limited by Shares (the "Company") declared as set forth below and provided the following information in the name of the Company:

1. to Section 1.1.2 of the Recommendations

The mission of the Board of Directors covers matters set forth in this Section.

Yes (Complies) No (Please explain)

The Board of Directors established its Charter.

Yes (Complies) No (Please explain)

2. to Section 1.2.2 of the Recommendations

The Supervisory Board established its Charter and work schedule.

Yes (Complies) No (Please explain)

3. to Section 1.3.2 of the Recommendations

Minutes have been prepared on meetings of the Board of Directors and the Supervisory Board, respectively, and resolutions had been properly administered.

Yes (Complies) No (Please explain)

4. to Section 1.6.1. and Section 2.1.6 of the Recommendations

The Board of Directors has prepared the guidelines regarding the evaluation and remuneration of the management.

Yes (Complies) No (Please explain)

The Board of Directors has published the guidelines regarding the evaluation and remuneration of the management.

Yes (Complies) No (Please explain)
(when, where)
In 2006 Annual Report.

5. to Section 1.7. of the Recommendations

An independent internal audit department (independent internal control) functions at the Company.

Yes (Complies) No (Please explain)

The independent audit department has an auditing plan approved by the Board of Directors or the Supervisory Board.

Yes (Complies) No (Please explain)

6. to Section 1.10. of the Recommendations

The shareholders' meeting and the Supervisory Board have been informed about the fact that the outside audit firm of the Company received a material assignment in addition to the audit.

Yes (Complies) No (Please explain)

No material assignment.

7. to Section 2.1.1. of the Recommendations

The guidelines for disclosures have been prepared by the Company.

Yes (Complies) No (Please explain)

8. to Section 2.1.4. of the Recommendations

The Board of Directors published its actual business strategy.

Yes (Complies) No (Please explain)
(when, where)
2006-2010 Strategy was announced in November 2005, through BSE and own website, in "Magyar Tőkepiac" daily, and on an analyst and press conference with simultaneous webcasting. Hungarian and international institutional investors and security analysts could participate in a strategy telephone conference. Following the announcement roadshows were held in UK, Western Europe and US. Detailed presentation is available on website.

9. to Section 2.1.6. of the Recommendations

The Company published in accordance with Section 2.2.6 of the Recommendations the information relating to the career of the members of the Board of Directors, the Supervisory Board and executive management.

Yes (Complies) No (Please explain)
(when, where)
In 2006 Annual Report and on company website.

10. to Section 2.1.7. of the Recommendations

The Company published in accordance with Section 2.1.7 of the Recommendations its risk management guidelines.

Yes (Complies) No (Please explain)
(when, where)
In 2006 Annual Report.

11. to Section 2.1.9 of the Recommendations

The Company published its guidelines on insider dealings.

Yes (Complies) No (Please explain)
(when, where)
On company website.

12. to Section 2.1.10. of the Recommendations

The Board of Directors published in accordance with Section 2.1.10 of the Recommendations information regarding the relationships of the directors and members of the management with third parties.

Yes (Complies) No (Please explain)
(when, where)
In 2006 Annual Report.

Information and other notes

1. to Section 1.3.1. of the Recommendations

The Board of Directors held with 93 % average participation ratio 10 meetings in the business year of 2006.

The Supervisory Board held with 86 % average participation ratio 5 meetings in the business year of 2006.

2. to Section 1.5.2. of the Recommendations

The ratio of the independent directors compared to the total number of directors: 64% independent. (Based on Company's own definition, which is in line with international best practice, and the declaration thereon by the members of the Board.)

3. to Section 1.5.5. of the Recommendations

The ratio of the independent Supervisory Board members to the total number of Supervisory Board members: 67% independent (as MOL does not consider employee representatives to be independent).

4. to Section 1.8. of the Recommendations

At the Company the below board committees held the below number of meetings per committee in the business year of 2006:

Finance and Risk Management Committee:	5 meetings
Corporate Governance and Remuneration Committee:	8 meetings
Sustainable Development Committee:	1 meetings

5. to Section 3.1.4. of the Recommendations

In preparing and holding the shareholders' meeting at the Company the relevant recommendations on preparation and holding of shareholders' meeting had been taken into account in the business year of 2006:

<u>Yes</u> No

(While MOL took the recommendations into account, it did not fully comply in all aspects, eg. there is no electronic platform for the shareholders to enable communication between them.)

6. The Company established a Corporate Governance Code.

<u>Yes</u> No

MOL's Corporate Governance Code presents MOL shareholders' rights, the operation of main governing bodies, as well as remuneration and ethical issues. The Code has been published on company website.

7. The Company established a Code of Ethics.

<u>Yes</u> No

(available on company website)

8. The function of the Chief Executive Officer and the Chairman of the Board of Directors is fulfilled by the same person.

Yes No

Date: Budapest, 27 April 2007

Zsolt Hernádi
Chairman and CEO

György Mosonyi
Group Chief Executive Officer

Item No. 2

Appointment of the auditor and determination of its remuneration as well as the material elements of its engagement

The Board of Directors of the Company, after evaluating Ernst & Young in respect of its 2006 performance and its binding offer for the 2007 audit tasks, proposes further cooperation with Ernst & Young in 2007.

According to the new Company Act in force from 1 July 2006, the general meeting has to approve the material elements of the contract with the auditor in 2007, therefore the proposed resolution includes these material elements.

Proposed resolution

The Audit Committee proposes to the Annual General Meeting the election of Ernst & Young Könyvvizsgáló Kft. (1132 Budapest, Váci út 20.), namely Judit Szilagyi (registration number: MKVK-001368), substituted in case of hindrance by Zsuzsanna Bartha (registration number: MKVK-005268), to be the independent auditor of MOL Nyrt. for the year 2007, until the AGM closing the year but latest 30 April 2008. The Audit Committee proposes the audit fee for MOL Nyrt. for 2007 to be HUF 88 million plus VAT.

In addition to the abovementioned, the material elements of the contract with the auditor are as follows:

- Scope:

  Audit of the statutory financial statements of MOL Nyrt prepared in accordance with Law C of 2000 on accounting and the audit of the consolidated financial statements of MOL Group prepared in accordance with the International Financial reporting Standards (IFRS).

- Billing and settlement:

  In 12 equal monthly installments, invoices are submitted by the 5th day of the following month and MOL Nyrt is obliged to settle them in 30 days.

- Term of the contract:

  From 26 April 2007 until the Annual General Meeting closing the year but latest 30 April 2008.

Item No. 3

Authorization of the Board of Directors to acquire treasury shares

Background, evaluation of the current situation
The authorisation granted by the Annual General Meeting of MOL held on 27 April 2006 for the Board of Directors to purchase treasury shares shall expire at the end of October 2007. The Board of Directors proposes to request a new authorisation from the General Meeting so the Board of Directors have authorisation granted by the General Meeting to purchase treasury shares in the period between October 2007 and the next General Meeting.

Proposed resolution

The Board of Directors proposes the Annual General Meeting of MOL Plc to authorize the Board of Directors of the Company to acquire treasury shares – simultaneously setting aside the resolution No 7 of the 27 April 2006 AGM – pursuant to the following terms and conditions:

- Purpose of acquiring the treasury shares:
  - supporting the achievement of the strategic goals of MOL, particularly use of treasury shares as consideration in acquisition transactions, or
  - operation of share-based incentive schemes, or
  - adding a new potential measure to optimize the capital structure through the repurchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased), or
  - facilitating the implementation of potentially attractive share-based or hybrid financing instruments.
- Mode of acquisition of treasury shares: with or without consideration, either on the stock exchange or through public offer or on the OTC market if not prohibited by legal regulations.
- The authorisation empowers the Board of Directors to acquire any shares of the Company with any par value.
- The amount (number) of shares that can be acquired: the total number of treasury shares acquired or owned by the Company simultaneously may not exceed 10 % of the share capital of the Company.
- The period of validity of the authorisation: from the resolution made on the Annual General Meeting for an 18 months period.

If the acquisition of the treasury shares is in return for a consideration, the minimum amount can be paid in return for one piece of share is HUF 1, while the maximum amount is highest amount of the effective stock exchange price level of the day of the transaction, or of the volume weighted average daily stock exchange prices of 90 trading days before the date of the transaction or of the volume weighted average stock exchange price of 90 trading days before the date of signing the agreement for acquiring the treasury shares (particularly purchase agreement, call option agreement or other collateral agreement).

Item No. 4

Appointment of the members of the Board of Directors, determination of their remuneration

The mandates of 4 members from the 11 members of the Board of Directors (László Akar, Miklós Kamarás, dr. Ernő Kemenes and Kálmánné Simóka dr.) will expire on 11 October 2007, therefore it is adviseable to appoint members of the Board of Directors on this general meeting, in order to avoid holding a further general meeting.

<u>Proposal on the members of the Board of Directors:</u>

The Board of Directors proposes to reelect László Akar, Miklós Kamarás and dr. Ernő Kemenes from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect László Akar for Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect Miklós Kamarás for Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect dr. Ernő Kemenes for Board membership from 12 October 2007 until 11 October 2012.

After the expiration of the mandate of Kálmánné Simóka dr. on 11 October 2007, the Board of Director proposes the Annual General Meeting to appoint József Molnár, Executive Vice President Finance to the member of the Board of Directors.

Curriculum vitae of Mr. József Molnár:

Executive Vice President, Finance since 3rd September, 2004,

From 1978 to 2001, he held various management positions at BorsodChem Plc, including Pricing Department Head from 1982 to 1987, and Economics Department Head from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy to the CEO, he contributed to the crisis management and reorganisation of the company, and later to the creation of its vision, and then its privatisation. He played a key role in the stock exchange listing of BorsodChem shares. He was CEO of TVK between 2001 and 2003, and MOL Group Planning & Controlling Director until his appointment as Executive Vice President, Finance in September 2004. Since April 2001, he has been a Board member of TVK, and since January 2004 a Board member of Slovnaft a. s.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to nominate József Molnár for Board membership from 12 October 2007 until 11 October 2012 after the expiration of the mandate of Kálmánné Simóka dr. The Annual General Meeting give the approval to József Molnár to its mandate as member of the Board of Directors of Slovnaft a.s. according to Article 25.1 of Company Act.

Remuneration of the members of the Board of Directors

The remuneration of the members of the Board of Directors was determined on the General Meetings held on 1 September 2003, 30 April 2004 and 27 April 2005. The remuneration of reelected members does not change. Mr. József Molnár does not receive further remuneration for his Board membership; Mr. Molnár participates in the bond program due to his senior management position.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to determine unchanged remuneration for the elected members of the Board of Directors, in accordance with the Resolutions 73 and 74 of the Extraordinary General Meeting held on 1 September 2003, the Resolution 26 of the Annual General Meeting held on 30 April 2004 and the Resolutions 15, 16 and 17 of the Annual General Meeting held on 27 April 2005.

Item No. 5

Appointment of the members and employees' representatives of the Supervisory Board, determination of their remuneration

The mandates of 8 members from the 9 members of the Supervisory Board (including employee representatives, Attila Chikán, John I. Charody, Slavomir Hatina, dr. Mihály Kupa, Dr. Sándor Lámfalussy, Sándor Major, József Kudela, Piroska Bognár) will expire on 11 October 2007, therefore it is adviseable to appoint members of the Supervisory Board on this general meeting, in order to avoid holding a further general meeting.

Proposal on the members of the Supervisory Board

The Board of Directors proposes to reelect the those members of the Supervisory Board not being employee representatives.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect dr. Mihály Kupa for Supervisory Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect John I. Charody for Supervisory Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect dr. Attila Chikán for Supervisory Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect dr. Sándor Lámfalussy for Supervisory Board membership from 12 October 2007 until 11 October 2012.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to reelect dr. Slavomir Hatina for Supervisory Board membership from 12 October 2007 until 11 October 2012.

Appointment of employee representatives of the Supervisory Board

According to Article 38.1 of the Act IV of 2006 on business associations (Company Act), if the annual average of the number of full-time employees employed by the business association exceeds two hundred, the employees shall have the right to participate in the supervision of the company, unless there is an agreement between the works council and the management of the business association to the contrary. In this case, one third of Supervisory Board members have to be employee representatives, which means 3 members at MOL Nyrt.

According to Article 39.1, the employee representatives on the supervisory board shall be nominated by the works council from among the employees, upon hearing the opinion of the trade unions operating at the business association.

Persons nominated by the works council shall be elected as members of the supervisory board by the business association's supreme body at its first meeting following such nomination, unless statutory grounds for disqualification exist in respect of the nominees.

Proposed resolution

The Annual General Meeting elect János Major, Lajos Benedek and Attila Juhász, employees of MOL Plc., as employee representatives in the Supervisory Board from 12 October 2007 until 11 October 2012.

Remuneration of the members of the Supervisory Board

The Board of Directors proposes to determine unchanged remuneration for the elected members of the Supervisory Board, in accordance with the Resolution 19 of the Annual General Meeting held on 27 April 2005.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to determine unchanged remuneration for the elected members of the Supervisory Board, in accordance with the Resolution 19 of the Annual General Meeting held on 27 April 2005.

Item No. 6

Amendments of the Articles of Association

Proposed amendments of the provisions on recall of members of the Board of Directors

Although the Company tries to achieve that all its shareholders comply with the capital market regulations applicable on acquisition of influence in a public company, taking into consideration the past few years' capital market experiences in Hungary, the possibility of a creep-in control by certain investor groups without making a public take-over in a manner and at a time as required by laws cannot be excluded. A public bid with the appropriate valuation and takeover premium could be in the interest of all shareholders, but getting a hidden influence and creep-in control over the company without any or an appropriate public take-over offer would damage shareholders' value.

In order to provide protection against creep-in control without the mandatory public purchase offer, we propose that the joint termination of appointment of the members of the Board of Directors may have certain limitations (only 3 from 11 members of the Board of Directors) for a 6 months period, following which all members of the Board of directors may be recalled without any limitation again. This way it could provide enough time for the shareholders to prevent the change of control of the Company if it happened without a purchase offer.

Further goal of the proposal is to protect the safe operation of the Company given the fact that in case the appointment of more than 3 members of the Board of Directors is terminated, the operation of the highest level executive management body (for the quorum of which the participation of at least 8 members of the Board of Directors is required) may be in danger.

As these proposed amendments do not intend to prohibit or limit the possibility of a public take-over bid, the new provisions would apply only as long as none of the shareholders acquire more than 33 % of the Company's shares upon a public offer.

Proposed resolution:

The Board of Directors proposes the Annual General Meeting the amendment of Article 15.4. of the Articles of Association as follows *(new text is in bold)*:

„15.4. The general meeting for a maximum term of five (5) years shall elect members of the Board of Directors. Their appointment, **as provided for by this Article,** can be terminated at any time or may be renewed after the expiry of the five-year term. **In the event any shareholder initiates the termination of appointment of one or more members of the Board of Directors, the general meeting may only decide on terminating the appointment of maximum 3 members of the Board of Directors validly with the restrictions that during the six months period following the decision on termination of the three members of the Board of Directors, no further appointment of the members of theBoard of Directors can be terminated ; any General Meetings held after six months following the General Meeting deciding on the termination of the three members appointment may terminate the appointment of any members of the Board of Directors. The provisions of the above sentence shall not be applied should any shareholder or shareholders' group hold over 33% of the shares of the Company acquired via a public purchase offer."**

Amendments, cancellations to the provisions regarding the registered voting preference shares of the series „B"

We propose the General Meeting to cancel the articles of the Articles of Association of MOL which are not in compliance with the provisions of Act No. IV. of 2006. (the „Company Act").

Article 286 (2) of the Company Act prescribes that the public limited company may not issue preference shares ensuring the right to appoint members of the Board of Directors or the Supervisory Board. Furthermore, article 188 (1) of the Company Act declares that the voting right attached to the voting preference share cannot exceed ten times the value of the par value of that share. Therefore, the provisions of the Articles of Association, which provide 50% + 1 vote to the owner of the „B" series share in case of electing certain members of the Board of Directors and Supervisory Board are against the above mentioned provisions of the Company Act.

Furthermore, the Company Act details the preference rights shares which can be determined by the Articles of Association of the public limited company; the right to convene an extraordinary general meeting and the right to propose questions (items) to be included in the agenda of the general meeting are not among the preference rights to be provided.

Therefore we propose to cancel the provisions of the Articles of Association which are not in compliance with the provisions of the Company Act.

Proposed resolution

The Board of Directors proposes the General Meeting to cancel articles 10.1.3-10.1.6. *(wording proposed to delete crossed)*:

„~~10.1.3. In cases listed in articles 10.1.5. and 10.1.6. below, the holders of "A" and "C" series shares may exercise not more than 50% minus 1 vote of all votes present at the general meeting, and within this limit each "A" series share carries – subject also to articles 10.1.1. and 10.1.2. – a proportional voting right.~~

~~10.1.4. Subject to article 7.2. (b) the "B" series share entitles its holder to one vote in accordance with its nominal value, except as follows:~~

~~10.1.5. For so long as the holder of the "B" series share holds more than 25% of "A" series shares, the holder of such "B" series share shall exercise 50% plus one vote in the election or dismissal of three members of the Board of Directors identified by name and two members of the Supervisory Board identified by name pursuant to Article 12.2. (e), irrespective of the amount of voting equity present at the general meeting.~~

~~10.1.6. For so long as the holder of the "B" series share holds 25% or less of "a" series shares, the holder of the "B" series share shall exercise 50% plus one vote in the election or dismissal of one member of the Board of Directors identified by name and one member of the Supervisory Board identified by name, pursuant to Article 12.2 (e), irrespective of the amount of voting equity present at the general meeting.~~

Proposed resolution

The Board of Directors proposes the General Meeting the modification of articles 10.4 as follows. *(wording proposed to delete crossed, new wording in bold)*:

10.4. ~~In addition to the above~~ **The** "yes" vote of the holder of "B" series of share is required for decisions at the general meeting on issues enlisted in Article 12.4. **In all other matters, in accordance with the nominal value of the "B" series share, such share entitles its holder for one vote.**"

Proposed resolution

The Board of Directors proposes the General Meeting the modification of articles 12.9 as follows. *(wording proposed to delete crossed)*:

„12.9. The Board of Directors shall convene the extraordinary general meetings, except in cases otherwise provided by the Company Act or in these Articles of Association.

~~An extraordinary general meeting must be convened in case other than the ones specified in the Company Act - the shareholders of series "B" shares initiate it in writing - including the reasons and goals within 15 days of its submission; furthermore the Board of Directors is obliged to include any issues submitted with reasons and goals in a written proposal by a shareholder of a "B" series share in the agenda of a convened (ordinary or extraordinary) General Meeting."~~

According to Maastricht Treaty, one of the most important principle of the Union is the assurance of „four basic freedom" (free movement of goods, people, capital and services). The aim of the current proposal of the Board of Directors is the cancellation of all those provisions of Articles of Association relating to the „B" voting preference share that are contradictory to the principle of the European Union on the free movement of capital.

Proposed resolution

The Board of Directors proposes the General Meeting to cancel articles 12.4. a) *(wording proposed to delete crossed)*:

"12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:

~~a.) decision on the transformation of the Company and termination of it without legal successor as well as changing the operational form of the Company;"~~

Proposed resolution

The Board of Directors proposes the General Meeting to cancel articles 12.4. b) *(wording proposed to delete crossed)*:

"12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:

~~b.) decision on alteration of the rights attached to specific share categories, or issuing new share categories, provided that this may affect rights attached to the "B" series of share;"~~

Proposed resolution

The Board of Directors proposes the General Meeting to cancel articles 12.4. d) *(wording proposed to delete crossed)*:

"12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:

~~d.) decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;~~

Proposed resolution

The Board of Directors proposes the General Meeting to cancel articles 12.4. e) *(wording proposed to delete crossed)*:

"12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:

~~e.) decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote."~~

Proposed resolution

The Board of Directors proposes the General Meeting the modification of articles 13.5 as follows. *(wording proposed to delete crossed)*:

"13.5. A general meeting has a quorum if shareholders representing more than half of the shares entitled to vote~~, and – in case the agenda includes any item, which, pursuant to Article 12.4 hereof, requires the affirmative vote of the holder of the "B" series share – the holder of the "B" series share is~~ are present. In determining whether the general meeting has a quorum the restrictions of Articles 10.1 and 10.2 shall be applied so that the voting right beyond the 10% limitation shall be disregarded. If the general meeting does not have a quorum, the re-convened general meeting shall have a quorum for the matters indicated on the original agenda, irrespective of the number of shareholders present. Such re-convened general meeting may be reconvened for the same day as the general meeting having no quorum, however, the period between the two general meeting cannot be longer than 21 days."

END

Amendments of the provisions referring to the Company Act

We propose the cancellation of the parts of article 28 of the Articles of Association which refer to the old Company Act (Act No. CXLIV of 1997) since the new Company Act, Act No. IV. of 2006 came into effect on 1 July, 2006.

Proposed resolution

The Board of Directors propose the General Meeting of the Company to modify article 28 of the Articles of Association as follows *(wording proposed to delete crossed)*:

„28. APPLICABLE LAW

The provisions of ~~the Act No. CXLIV of 1997 (~~"the Company Act~~")~~ as amended from time to time, shall govern issues not provided for in these Articles of Association."